 ROYALTY FLOW INC.

November 22, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Royalty Flow Inc.
Offering Statement on Form 1-A (File No. 024-10745)

Ladies and Gentlemen:

On behalf of Royalty Flow Inc. the undersigned hereby requests that the Securities and Exchange Commission issue a qualification order for the above-referenced Offering Statement on Form 1-A, as amended, on November 22, 2017, at 3:30 p.m., Eastern time, or as soon as practicable thereafter.

Please contact Andrew J. McCormick of Hogan Lovells US LLP at (303) 454-2589, with any questions. Also, please notify Mr. McCormick when this request for qualification has been granted.

Very truly yours, Royalty Flow Inc.

By:	/s/ Jeff Schneider
Name:	Jeff Schneider
Title:	Chief Executive Officer

cc:	Andrew J. McCormick, Hogan Lovells US LLP